Filed by Nutrisystem, Inc.

 pursuant to Rule 425 under the Securities Act of 1933

 and deemed filed pursuant to Rule 14a-12

 under the Securities Exchange Act of 1934

 Subject Company: Nutrisystem, Inc.

 Commission File No. 000-28551

The following is a transcript of the joint earnings call held by Tivity Health, Inc. ("Tivity Health") and Nutrisystem, Inc. ("Nutrisystem") on the evening of February 19, 2019.

CORPORATE PARTICIPANTS

Adam C. Holland Tivity Health, Inc. - CFO

Dawn M. Zier Nutrisystem, Inc. - President, CEO & Director

Donato J. Tramuto Tivity Health, Inc. - CEO & Director

CONFERENCE CALL PARTICIPANTS

David Anthony Styblo Jefferies LLC, Research Division - Equity Analyst

David Samuel MacDonald SunTrust Robinson Humphrey, Inc., Research Division - MD

Mohan A. Naidu Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Ryan Scott Daniels William Blair & Company L.L.C., Research Division - Partner and Healthcare Analyst

Sean William Wieland Piper Jaffray Companies, Research Division - MD & Senior Research Analyst

PRESENTATION

Operator

Good afternoon, and welcome to the Tivity Health Fourth Quarter and Year-end 2018 Financial Results Conference Call. Today's call is being recorded and will be available for replay beginning today and through February 26, 2019, by dialing (855) 859-2056. The replay passcode is 6390017. The replay may also be accessed for the next 12 months on the company's website. (Operator Instructions)

To the extent any non-GAAP financial measure is discussed in today's call, you will also find a reconciliation of that measure to today's most direct comparable financial measure calculated according to GAAP in today's news release, which is also posted on the company's website.

This conference call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements, among others, regarding Tivity Health's expected quarterly and annual operating and financial performance of 2019 and beyond as well as the closing of Tivity Health's pending acquisition of Nutrisystem. For this purpose, any forward -- any statements made during this call that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words believes, anticipates, plans, expects and similar expressions are intended to identify forward-looking statements. You are hereby cautioned that these statements may be affected by the important factors, among others, set forth in Tivity Health's filings with the Securities and Exchange Commission and in today's news release. And consequently, actual operations and results may differ materially from the results discussed in the forward-looking statements. The company undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise.

And now I'll turn the call over to the company's Chief Executive Officer, Mr. Donato Tramuto. You may begin, sir.

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Welcome, and thank you to everyone who has joined on the call today. I have with me Dawn Zier, Nutrisystem's President and Chief Executive Officer, who will review Nutrisystem's 2018 results as well as stand-alone 2019 outlook. Adam Holland, our CFO, will review Tivity's fourth quarter results, discuss the financial details around our acquisition of Nutrisystem and provide a preliminary combined company outlook for 2019. Mike Monahan, Executive Vice President and CFO of Nutrisystem is also with us, and he will be available during the question-and-answer session following our prepared remarks. Finally, Tommy Lewis, who leads our Investor Relations and Integration Initiatives, is also joining us today. We've also published a few supplemental slides on our company website that add some additional color on our comments.

I'll begin today's call by discussing our 2018 highlights and then provide comments around Tivity's 2019 outlook. First, I am very pleased with our 2018 results and the execution that the Tivity colleagues have applied to both managing and transforming our business model. In 2018, we delivered 39% EPS growth, partly due to our debt pay down and tax law changes.

During 2018, we won 10 new clients, had 3 competitive takeaways, won back a client that had previously left and we closed 97% of business renewals. All of this allows us to enter into 2019 with strong market momentum due to the wins as well as retaining key clients whose trust we have earned by, one, investing in SilverSneakers; two, leveraging the power of the SilverSneakers brand first with the digital strategy that we introduced in 2017 and other key market initiatives; and now, for the first time that we can recall, television. All of these efforts drive enrollment and engagement. And make no mistake about it, it is working.

For example, in just last week, I was in Arizona, and I spent time in our call center and participated in a number of calls. 75% of the inbound calls were triggered by the TV ads, and many of those calls were eligible members who had never been enrolled. Further, many were individuals who were months away from aging in and are now aware that they have a choice to select a Medicare Advantage Plan that offers SilverSneakers. All of these growth levers have supported our transformational strategy introduced in August of 2016, namely our future growth will be driven by more awareness, more enrollment and more engagement of our SilverSneakers members.

We have also had strong growth in our Prime business for the third consecutive year. In 2018, we recommitted with a key Prime customer 1 year ahead of our renewal that was driven primarily by the innovation we will bring to that partnership. And today, we are announcing a multiyear agreement with Walmart to offer first, and I emphasize first, a comprehensive fitness program to its 1.5 million full-time U.S. associates, which is going to be called the Walmart associate program, and it will be powered by Prime and our national fitness network, which provides national reciprocity at thousands of fitness centers nationwide, including national chains, community centers, recreation centers and locally-owned facilities. Long-term, we are very excited to work side-by-side with the Walmart leadership to build not only a healthier workforce but also healthier communities. This is the first step of what is a tremendous opportunity for us to partner with the largest retail chain, Walmart, to address many other social determinants of health and to look at other channels for delivering our core programs, including our marquee brand, SilverSneakers.

As I've explained many times before, we have built a revenue mosaic where we offset loss of lives with new lives from customer wins and organic market expansion. Every year, there are ins and outs. Hence and why, under the leadership of Steve Janicak, we overhauled our sales organization 2 years ago with the fierce focus on winning new customers. Steve has been leading our sales organization for our more than 2 years, and his team has secured a nearly 16 million of new business with an average of a 98% renewal rate. Thank you, Steve, and his entire team.

In August, and once again in November, we leaned in and provided a preliminary output into 2019 that reflected a reduction in the UnitedHealthcare lives. We felt comfortable on both of those occasions with our projections of a mid to high single-digit revenue growth in 2019. But as the final enrollment data came in during the last week of January, we discovered that UnitedHealthcare had pull forward even more lives. UnitedHealth's removal of those additional lives a year ahead of our expectations and other factors account for nearly $20 million less revenue than we initially expected in 2019. As we have indicated in previous calls, we do plan for a final wave of individual UnitedHealthcare lives to go away in 2020. And as is our customary and normal approach with our revenue mosaic, we plan to offset those lives by anticipated new sales this year. We believe that the most significant impact of the loss of these individual lives is now behind us. This will not affect the long-term growth of SilverSneakers or our overall business.

That said, UnitedHealthcare continues to be an important customer, and we believe that SilverSneakers is an important part of their business strategy as it relates to the group lives. And as has been the case throughout the UnitedHealthcare entire transition, we have not seen any reduction in the group lives, and we continue to serve members of UnitedHealthcare's group business in all 50 states.

In my 3-year tenure as CEO of the company, I have met nearly 10,000 members as well as most of our top leadership with our customers who truly appreciate and recognize the value and the results of the iconic brand known as SilverSneakers. Allow me to provide you some perspective on this point. Setting aside the impact from UnitedHealthcare just for a minute, our revenue guidance would have been up 8% in 2019. In the last few years, we have made significant investments, even this year in SilverSneakers as it relates to media, and I believe we have made a meaningful impact on our customers and the benefits that they now receive. We are well positioned to continue growing revenue with the combination of 5 critical and essential components. Number one, every single day, 11,000 individuals turn 65 and become eligible for Medicare Advantage. Number two, we have a strong and robust organic pipeline of new customer opportunities. Three, we continue to evolve our successful digital and media strategy. Four, the SilverSneakers brand is one that garners instant trust in the senior population we serve, and the recent media investment is proving out this premise. And last, we have a leadership team that I am most proud of whose focus is on fierce execution. All of this culminates in our 2019 stand-alone Tivity Health outlook of revenue between $612 million and $627 million, adjusted EBITDA between $140 million and $145 million and free cash flow, excluding the transaction, between $95 million and $100 million.

I will now turn the call over to Dawn. I'm thrilled that she is here with us. Dawn, if you can review the Nutrisystem's fourth quarter 2018 results and the outlook.

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

Thank you, Donato, and good afternoon. I'm pleased to report that our results for 2018 were in line with our revenue and earnings per share guidance adjusted for transactions and tax-related items. Revenue for 2018 was $691 million and earnings per share was $1.95, inclusive of $0.16 of transaction tax items. Adjusted EBITDA came in at $104.1 million.

I'd now like to give a quick update on our 2019 projections based on the first 7 weeks of our diet season. At this point, we're expecting slight revenue and adjusted EBITDA growth year-over-year based on the midpoint of our guidance. This does not reflect any revenue or cost synergies, which we believe can be realized from the combination of Nutrisystem and Tivity Health.

To provide some color around the start of 2019, our early diet season trends indicate mixed results. On the program and product innovation front, our focus has been on personalized nutrition and enhanced flexibility, which will allow us to have increased engagement with customers both at the start and throughout their journey to optimal health. We remain excited about our new program wins for 2019, Nutrisystem Fresh Start, which offers the best balance between structure and flexibility; and our new keto-friendly South Beach Diet program, both of which reflect evolving consumer trends.

Looking ahead, we'll continue to lead on the personalized nutrition front. This is of high importance to consumers and health plans alike. Our DNA Body Blueprint is just one example of how we will continue to innovate. Other examples of programs targeted to specific chronic conditions and general nutrition for seniors, plus you can expect a wider range of products at different price points and configurations, some with and some without food, which will drive revenue per customer as we deepen and extend out our customer relationships.

Our competency around driving customer engagement, which results in a higher revenue per customer, along with our ability to win back former customers, continue to be stressed. Regarding our customer acquisition campaigns, response in January started out softer than anticipated, which led us to proactively pull back media spend versus last January as we assessed an initial spike in competition, which was driving up short-term cost, and we reevaluated our initial media plan taking into consideration these new inputs. The good news is that towards the end of January and February, we've seen sequential week-over-week improvements as we refined our marketing strategy, optimized our media mix and layered back in some additional spend. As we readied ourselves for 2019, we made some deliberate decisions around media deployment and media mix based on input and analysis from multiple independent and internal experts that have deep knowledge around media deployment and digital optimization. These recommendations were directionally right but require some refinements. We've been able to increase our digital media mix year-over-year by focusing more on top-of-funnel channels and believe that there is much more to be done here.

Building off our success with social influencer and brand ambassador, Jessie James Decker, we launched a multitiered social influencer campaign for South Beach Diet. We're gaining traction as we continue to add ambassadors and influencers throughout January and February, and we're pleased with early results.

As previously discussed and based on external expert input and analysis, as we strategically increased our focus on digital, we deliberately pulled back on television spend. However, January actual results indicate that we cut back too far on TV. Given the competitive environment and the media habits of our core customers, the effect of this media mix shift drove a reduction in total response. In late January, we began to layer back in television spend on top of our digital spend, and we're now seeing improved response and efficiency. Our objective is to continue to reach our traditional target audience and expand to new segments. Media mix is a balancing exercise as we adjust predictive models based on current viewership and media consumption and take into account the in-the-moment competitive environment. Our 2019 creative approach supports our evolving brand promise and consumer trends. You will see different applications across digital and TV as we use some creative that appeals to our core demographics and different creative that allows us to expand reach. We'll continue to introduce new creatives throughout the year.

Based on what I've just shared, we are expecting revenue for the full year to be in the range of $682 million to $702 million and adjusted EBITDA of $100 million to $110 million, independent of synergies. For consistency with how Nutrisystem has historically provided the adjusted EBITDA metric, our adjusted EBITDA range excludes estimated noncash compensation expense of approximately $10 million. As a result of changes in our media deployment, the cadence of our 2019 revenue and adjusted EBITDA by quarter is expected to be slightly different than 2018. Currently, we expect approximately 28% of revenue and 5% to 6% of our adjusted EBITDA to come in the first quarter. Free cash flow for the 2019 full year is expected to be in the range of $65 million to $75 million, excluding transaction-related items.

I'd now like to take a moment to share what I personally believe, that the combination of Tivity Health and Nutrisystem is good for investors. Our companies are highly complementary, and I believe that Tivity Health's expertise and fitness and deep relationships in health care, combined with Nutrisystem's nutrition and consumer engagement and marketing expertise, can change the paradigm for health and wellness and provide significant upside growth opportunities in the coming years. Here is why. One, like Donato, I believe Tivity plus Nutrisystem will be able to do what others are only talking about when it comes to a holistic approach to health and wellness. And a critical first step to that is weight management, which is the calories in plus calories out equation. Two, the health plans are asking for nutrition-based solutions, and we are best positioned to tailor our programs to specific chronic conditions and extend beyond weight loss to broader nutrition-based solutions for seniors, for example. Three, Tivity Health has distribution channels that we currently do not have access to. These channels have significant barriers to entry for stand-alone nutrition companies. I believe that we'll be able to drive meaningful long-term revenue and profit growth by partnering with the health plans, accessing the fitness partner relationships and cross-promoting our brands across the 2 companies. Four, Nutrisystem's expertise lies in direct-to-consumer marketing as well as driving revenue per customer. These skill sets will help expand brand recognition for SilverSneakers and Prime as well as drive visits to the fitness locations.

An opportunity that we will be able to capitalize on upon close is tapping into our data base of health-conscious consumers. Approximately 25% of our database is 65-plus. We'll educate these customers about SilverSneakers and make it easy for them to conduct eligibility checks. Likewise, the remaining 75% are perfect targets for Tivity's Prime Fitness offering. Our companies are healthy stand-alone organizations, and we will be even stronger combined as we will now have a 360-degree approach to the consumer in multiple points of access. I am personally excited about joining forces with Donato and his team and the future ahead of us.

I'll now turn the call over to Adam to provide a more detailed rundown of the financials. Adam?

Adam C. Holland - Tivity Health, Inc. - CFO

Thank you, Dawn, and good afternoon, everyone. I'm going to share a few financial highlights for the fourth quarter before commenting on the full year 2018 results and key points surrounding Tivity's stand-alone 2019 outlook. Then, I'll conclude with an update regarding the Nutrisystem transaction as it relates to our combined company 2019 outlook.

Our fourth quarter results generated revenues of $153 million, an increase of 9.8% over the same period in 2017. SilverSneakers revenue represented 80% of total revenue or $122.4 million, growing 8.7% over Q4 of 2017, driven by an increase in eligible lives, enrollment and visits. During Q4, we tallied 25.7 million SilverSneakers visits. That's an increase of 13.2% over Q4 of 2017. Prime Fitness accounted for 17% of total revenue or $26.1 million for the quarter. Prime's growth over Q4 of 2017 was driven in part by a 35,000 net increase in member pay subscribers. We ended the fourth quarter and the year with approximately 296,000 Prime subscribers.

Adjusted EBITDA for the fourth quarter was $37 million, an increase of 24.2% compared to 2017, which led to adjusted diluted earnings per share of $0.73 compared to $0.41 in the fourth quarter of 2017. Results for the fourth quarter of 2017 reflected an effective tax rate of 62.2%, which included a $0.17 per share impact from tax reform, while results for the fourth quarter of 2018 reflected an effective tax rate of 10.1%, primarily due to a lower statutory rate following tax reform as well as a meaningful amount of windfall tax benefits related to divesting of stock-based compensation awards during fourth quarter. From a cash flow perspective, Tivity generated $31.6 million in free cash flow during the fourth quarter.

Moving to the full year 2018 results. Revenues were $606.3 million, an increase of 8.9% compared to 2017. SilverSneakers comprised $487.6 million or 80.4% of total revenue, and Prime generated $101.4 million or 16.7%. WholeHealth Living made up the remainder. Adjusted EBITDA of $142.2 million increased 10.5%, demonstrating some of the operating leverage highlighted during our Investor Day last June. Full year adjusted EBITDA margin increased 30 basis points to 23.4% compared to 2017. Tivity generated full year free cash flow of $99.7 million.

Regarding our SilverSneakers business for 2018, we ended the year with approximately 15.9 million eligible members, with 76% coming from Medicare Advantage contracts and the remainder through Medicare Supplement. At the end of 2018, approximately 62% of our eligibles were under a form of a hybrid contract, with the remaining under a PMPM structure. From an enrollment perspective, we ended the year with approximately 3.7 million members enrolled compared to 3.5 million at the end of 2017.

Turning now to our stand-alone outlook for Tivity's business without regard to the transaction. As Donato shared, we are guiding to a 2019 revenue range of $612 million to $627 million, implying a low single-digit growth rate over 2018. The key assumptions are as follows. First, we expect SilverSneakers to decline slightly in total revenue for the year due to a net reduction in lives, much driven by what Donato discussed earlier. As noted in our supplemental slides, our expectations for United's total revenue is estimated to be approximately $61 million in 2019. We expect that the group business, which makes up approximately 2/3 of the revenue, will continue at approximately current levels for the United contract.

For 2019, our expected key metrics for SilverSneakers are: one, as Donato had telegraphed last year, our focus is to maintain at least 15 million eligible lives; two, in the year, with at least 3.6 million enrollees; and three, we have, by design, focused the organization on an increased ratio of hybrid to PMPM business. We believe this will provide us with the same or better revenue growth. And as a result, we only need 4.5 million enrollees as compared to 5 million to achieve our longer-term targets.

More hybrid enrollees dovetails with more aggressive digital and media strategy to drive more engagement, aligning all the incentives, both health and financial. We expect to hit about 100 million visits again, and we expect these visits will be weighted more towards the hybrids members. And lastly, number five, with total hybrid enrollees expected to comprise approximately 75% of the 3.6 million eligibles throughout the year, up from 63%, this change in mix offers potential upside to revenue from our engagement initiatives, knowing that every dollar of investment to get someone engaged should better translate into our receiving payment for that activity.

The last 24 months has been about a transition from an eligibility-driven company supported by a high number of PMPM members to one in which growth comes from an enrollment and engagement of members where our incentive is to keep them active and well, and this is potentially transformative as we now have the opportunity to get paid more for increased member activity.

Our Prime business is expected to represent over 20% of total Tivity revenue in 2019, driven by strong growth in member pay Prime and the new relationship with Walmart that Donato mentioned that we believe will have multiple facets. WholeHealth Living is expected to have slight growth during the year.

Moving on to adjusted EBITDA. We have established Tivity's stand-alone guidance at a range of $140 million to $145 million. Free cash flow on a stand-alone basis is expected to be at a range of $95 million to $100 million.

Next, I would like to update you on a Nutrisystem transaction previously announced on December 10. We anticipate the transaction will close in early March and after the Nutrisystem shareholder meeting scheduled for March 5. The transaction's consideration is a mix of Tivity's shares and cash, and the cash portion is anticipated to be financed through a combination of cash on hand and a committed term loan. We are currently working through the process of raising debt for the acquisition. And at the close of the transaction, we anticipate having approximately $1.2 billion of outstanding debt, representing a pro forma leverage ratio of 4.4x, taking into account trailing 12-month EBITDA at an estimated run rate cost synergies of $9 million to $12 million.

Our business model continues to be capital light, and we intend to aggressively pay down the outstanding debt with a robust free cash flow from the combined company. As we have previously indicated, we are currently targeting a leverage ratio of less than 3.5x by the end of 2020 and less than 2.5x by the end of 2021. As you're aware, our leadership team has a proven history of success in managing debt and leverage.

And finally, I want to cover our initial 2019 combined outlook. Based on Nutrisystem's outlook and assuming an early March close, on a combined basis, we anticipate revenue to be between $1.146 billion and $1.177 billion, excluding potential revenue synergies. The combined revenue is expected to be composed of $612 million to $627 million of revenue from Tivity and $534 million to $550 million of revenue from Nutrisystem from the point of the transaction close in early March to year-end. As a result of the timing of the closing of the acquisition, we expect Nutrisystem will only contribute approximately 3 weeks of results to the first quarter of 2019.

I also want to highlight some of the seasonality differences between the 2 businesses. Most of you are familiar with Tivity's quarterly cadence with a notable step-up from the fourth to the first quarter as a result of Medicare Advantage plans determining their eligibles and starting their coverage years each January 1. The results of their -- is their membership is relatively steady over the course of a calendar year. As Dawn mentioned, Nutrisystem's seasonality is a little more front-end loaded as the diet season is early in the year, which is their busiest period.

Adjusted EBITDA for the combined company is expected to be between $240 million and $258 million, which includes the benefit of an estimated $9 million to $12 million of cost synergies that we expect to realize in 2019. Adjusted EBITDA excludes transaction-related expenses and restructuring and integration costs. As for earnings per share, we're not yet in a position to provide net income or EPS until a few things happen: one, the deal closes; two, the financing is in place; and three, we complete our accounting for the transaction. We expect to provide an outlook for net income and EPS on the first quarter call in early May. And finally, for modeling purposes going forward, after we close the transaction, we will be reporting 2 revenue lines, one from our Fitness division and the other from our Nutrition division. Both divisions will likely be reported as individual segments within our quarterly and annual reports, and we will continue to provide updates on many of the key metrics for both divisions.

Now I'll turn the call back over to Donato for some closing remarks. Donato?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Thank you, Adam, and thank you, Dawn. In closing, I want to share with you our key areas of focus for Tivity and the excitement we all feel about the powerful combination of fitness and nutrition. As we have clearly demonstrated before in both businesses, we are committed to reaccelerating our growth, and we view 2019 as a transition year for Tivity for several reasons. Number one, the number of UnitedHealthcare members who will have the benefit of SilverSneakers has arrived at a point now of predictability. Two, our customer pipeline is stronger and further confirms that we will continue to be able to offset the loss of lives with new business. Three, the investments we have made in enrollment and engagement are working. We now believe that about 2% and possibly more of our SilverSneakers 2019 revenue will be related to our ability to drive enrollment and engagement through media. We are just scratching the surface, and Nutrisystem will play a significant role in future media launches.

However, let me share with you, the first 7 weeks of our 2019 media plan surpassed our expectations for eligibility and location checks, 2 leading indicators for enrollment. Thus far in 2019, we have seen an 85% increase in total SilverSneakers eligibility checks over 2018. We believe this is primarily due to our increased digital reach as well as our TV campaigns. This could be a nice upside to our engagement strategy, and we will be monitoring this metric very closely.

Following the close of the Nutrisystem acquisition, we will have the benefit of Dawn's leadership and the Nutrisystem marketing and media expertise to further enhance our media program with more efficient spend. We are laying the groundwork to quickly capitalize on the revenue synergies between Tivity and Nutrisystem, which I'll cover more in a minute.

Fourth, there is significant interest with both our current and prospective Medicare Advantage health plans to work with Tivity around a holistic care model that addresses the needs of our seniors specific to nutrition, loneliness and activity. Just recently, I was with the CEO of a health plan, who we are, in fact, putting on our pipeline, who basically stated, "What you've done here is a game changer." There is no company out there, we believe, who's offering this type of integrated solution at scale. We are moving fast on this opportunity to help our Medicare Advantage plans better serve their beneficiaries with the added flexibility provided by CMS in the CHRONIC Care Act of 2018. We will share updates throughout this year on our progress.

As a reminder, the 2003 Medicare Modernization Act fueled the growth of SilverSneakers. And subsequently, we believe the same will happen for our combined offering as a result of the recent changes by CMS and the CHRONIC Care Act passed by the Senate in 2018 as well as the advancement of the pay-for-value model. The movement to a value-based health care system will reward providers for providing health care and not sick care. We believe these factors will positively affect our growth by demanding services that integrate activity, nutrition and social isolation programs to address the nearly 65% of health cost in our system that is associated with those living with 3 or more chronic conditions.

If any one lesson has been telling throughout the evolution of our modern health care approach, it is this one. Single-point solutions cannot address the larger challenges, and our partners need efficient and effective solutions that are difficult to achieve when you have multiple single-point solutions.

To that end, in last December, and as you are fully aware, we announced our intent to acquire Nutrisystem. We continue to believe that this combination represents a transformational step in both delivery and executing on this next growth opportunity, creating, what I believe, will be a new revenue stream that will integrate nutrition, fitness and social engagement solutions to support overall health and wellness.

Meanwhile, a few comments on the revenue synergies. We have identified several opportunities as a combined company that really is exciting our entire teams and who are already at work planning. So I want to reiterate those opportunities, and let me first focus on the near and mid-term opportunities. In March, we will provide a unique Nutrisystem offering to our Prime Fitness members. Additionally, we will leverage our relationship with Blue Cross and Blue Shield Association to promote Nutrisystem. We will also offer a unique promotional opportunity for the WholeHealth Living members, adding Nutrisystem as a benefit. We will also offer a unique nutrition and food delivery opportunity to SilverSneakers members. We will promote Prime Fitness through Nutrisystem and the South Beach diet. We will develop a turnkey solution for participating locations to offer weight management solutions to their entire member bases, including starter kits and à la carte options. We will leverage Nutrisystem's digital and direct-to-consumer marketing expertise to better and faster engage our SilverSneakers and Prime Fitness members. And in the longer term, we believe we have the opportunity to create new and differentiated offerings, which could include items such as creating a unique SilverSneakers food offering and nutritional management program; creating an integrated fitness nutrition offering for chronic conditions, for diabetes, COPD and the like; and targeting these benefits to caregivers.

We are incredibly enthusiastic about this transaction. We see Tivity Health and Nutrisystem as a strategic fit, and we believe it will be a powerful combined organization offering an invaluable holistic solution to improving the health and wellness of our members and will, we believe, unlock a unique ability to address critical health needs of a large portion of the population.

In closing, I want to take this opportunity to thank everyone for their continued interest in our company and express my sincere gratitude to the Tivity Health and Nutrisystem colleagues whose execution of this transaction has been simply remarkable. Further, I want to welcome our Nutrisystem colleagues into the family. It's been clear to Dawn and me that the values of the 2 organizations are well aligned, and the culture will be a key priority in our successful integration. 2019 could be another exciting year, and we look forward to keeping all of you up-to-date on our success.

Operator, we will now take questions. Thank you.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Your first question comes from Ryan Daniels with William Blair.

Ryan Scott Daniels - William Blair & Company L.L.C., Research Division - Partner and Healthcare Analyst

Let me start with a few Tivity specific. You mentioned that United would be about $61 million in revenue going forward as a combined entity. How much of that is the individual versus group? Meaning, how much is it risked for future in-sourcing in your view versus the group, which is a little bit more stable?

Adam C. Holland - Tivity Health, Inc. - CFO

Yes, Ryan, this is Adam. If you look at the supplemental slides, you can see the group business makes up about 2/3 of that total $60 million. And so what Donato had mentioned in his prepared remarks is we anticipate the individual lives will continue to roll off once we get past 2019, leaving essentially just the group life business in 2020.

Ryan Scott Daniels - William Blair & Company L.L.C., Research Division - Partner and Healthcare Analyst

Okay, that's helpful. And then the data you got in late January, is that just in regards to the enrollment in the specific markets they're in-sourcing because I thought you guys already knew kind of what markets they were going to bring in, what markets they were going to leave? Did they just do better in those markets and your existing customers didn't capture as much share you thought? Or any color there? I'm a little bit uncertain.

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Yes, actually, Ryan, good question. Actually, our major customers actually did better. And so this did come as a surprise to us when we looked at the entire eligibility list that -- it surfaced during the last -- I'm going to say the last 2 weeks of January, which, by the way, is one of the reasons, quite honestly, why we normally don't lean in, in the summer months to give any of those updates because we don't know. Quite frankly, the other plans did have a very good -- the larger plans, without getting into the specifics, did have some good numbers for us. And we were looking very, very optimistic in the first 2 weeks, and then, of course, the news with United kicked in, in the last 10 days of the month.

Ryan Scott Daniels - William Blair & Company L.L.C., Research Division - Partner and Healthcare Analyst

Okay, fair enough. And then in regards to Nutrisystem, a question we get a lot, so I'm going to pose it to you on the call, and I'll end here. Obviously, versus the numbers you had initially that were in the proxy, the EBITDA guidance is about 13%, below what they had suggested. Revenue is about 9%. So it bodes the question, why not wait till after the diet season to bid for the company and determine valuation, given that the diet season really does set up the entire year? So why do the deal, if you will, before having that critical piece of information?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Well, let me say this -- and listen, it's a fair question. And we didn't acquire Nutrisystem for the short term. We acquired it for the long term. And I do think that there's more to come, certainly, on the cost synergies. It is my belief that we can do better there. And quite honestly, already, we're starting to see these teams work together around the revenue synergies. So I think we've taken the long-term approach here.

Operator

Your next question comes from David MacDonald with SunTrust.

David Samuel MacDonald - SunTrust Robinson Humphrey, Inc., Research Division - MD

Donato, just wanted to come back to the Walmart relationship for a minute. And I was wondering if you could spend a minute and just talk about the potential ability to leverage that into the SilverSneakers area, with the amount of seniors kind of running around Walmart's potential opportunity for either marketing flex locations, just any general thoughts there.

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Yes, it's a great question. Thank you, David. I want to be a little bit careful because one of the things that we value in partnership is to make sure that we are working together. What I can say to you that, you've kind of answered your own question, we are going to be working with Walmart. That's why I wanted to emphasize in my prepared remarks that the Prime opportunity is the first of what we see as a longer opportunity. And I do think that in the next quarters, we will provide you update in a number of venues that, quite honestly, doesn't just wrap its arms around SilverSneakers. It will wrap its arms around this combination between Nutrisystem and Tivity Health. So what I would ask -- in the spirit of good partnership with Walmart, this is great news for us today. We've been working on those for the last 6, 7 months that it is my belief that you'll be seeing more announcements this year. Stay tuned.

David Samuel MacDonald - SunTrust Robinson Humphrey, Inc., Research Division - MD

Okay. One other quick question, just there were some comments around mixed results early in terms of diet season and initial spike in competition. Can you just give us a sense of what incremental on the competition side you saw, I mean, any new participants, anything there to kind of call out or just kind of the ebb and flow of diet season?

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

Sure. This is Dawn. So as we -- I don't want to call out any specific competitors or anything, but we did see more, in the digital space, quite a few more people. And what we generally see happen, honestly, is people come in early on during those first couple of weeks, and then they fade fast. So there were a couple of new entrants that came in, spent heavy and then pulled back a little bit. And that's typically what we see. So when I talk about that we decided to pull back on spend because we saw a spike in cost, we then are able to now redeploy that. And as we've talked about, we've seen some sequential week-over-week improvements. And that goes to the core of our ability to buy media in a very nimble way and adapt quickly to any environment that we're facing.

David Samuel MacDonald - SunTrust Robinson Humphrey, Inc., Research Division - MD

Okay. And then just another one quick question. You talked a little bit about the breakdown by demographic within the Nutrisystem business that about 75% from an age standpoint fit with Prime, about 25% is 65-plus. Do you guys have any statistics or any visibility in terms of how many of those folks currently are not using a gym, opportunity to cross sell? Any details around that with regards to the Nutrisystem book?

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

This is Dawn again. We haven't matched the files yet. We'll be able to do that after we close. But I will tell you that I was pleased to see that 25% were right in that SilverSneakers bucket. And again, I believe with Donato that there is a lot that, collectively, we can do together to grow that Prime and increase awareness around that. So a lot -- we have a big database, a lot we can do that.

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Yes, let me just answer that, David, because, call it coincidental, I was at a dinner party the other night, and there was an 88-year-old senior there who has used Nutrisystem product for 2 years not for weight management, they've used it because his wife was unable to cook any longer. And so we also have our database, which, as all of you know, I've been telegraphing since I arrived here that when I did arrive here, there was only 500,000 members in that database. We're now well over 3 million. And this is an opportunity now for us to work with Dawn and to be able to develop -- I don't know whether we'll call it Silver Spoon, but we'll come up with the right name, but to develop a program that can reach, if you will, those individuals who are not going to be joining the program just to lose weight. They're going to join it because it's probably their only mechanism in terms of having a proper nutrition. What we liked about Nutrisystem, quite frankly, is the way that they can scientifically tailor, if you will, programs to the respective population. So there's 2 databases that, obviously, are going to benefit here.

Operator

Your next question comes from Sean Wieland with Piper Jaffrey.

Sean William Wieland - Piper Jaffray Companies, Research Division - MD & Senior Research Analyst

So on the revenue synergy side, you mentioned Blue Cross Blue Shield is going to promote Nutrisystem. How does that work exactly? Is that -- does that involve discounting? And do you anticipate this being a template for some of your other health plan customers?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Sean, it's Donato. So two -- one of the discoveries that we had during the due diligence was the fact that, as you know, with Prime, it's comprised -- now with Walmart, it's comprised of 3 significant partnerships. Blue Cross Blue Shield Association is one of the most significant ones. We have been advertising Prime on their website but also working with them on cool marketing activities. Nutrisystem has been doing the same for Nutrisystem. I think Dawn will be the first to say this, because they don't have those plan relationships, we have been light years ahead of Nutrisystem in terms of getting traction. And so we are already as we speak, we are in dialogue with them on a program that we're going to launch here very soon, before the end of the first quarter. The specific of the program, I would ask that you allow us to get it done, and then we can reveal it to you. But that's the nature of us bringing a plan relationship to the table. The plan has been extraordinary excited because they do realize that a lot of those members are absolutely trying to lose weight not just by exercising but also nutritional management.

Sean William Wieland - Piper Jaffray Companies, Research Division - MD & Senior Research Analyst

Okay, fair enough. And then one quick follow-up on United. So my understanding that United had some guaranteed minimums in place as part of their current term of their contract. Is that accurate? And what do you anticipate happening in 2020 with that $40 million stub?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Yes, and so the answer is yes to your first part of the question. And I'm going to answer this kind of in 4 buckets. First of all, I think that this has been scripted exactly the way United has shared with me that they were, in fact, working to diversify before our time. I don't want to get into the previous leadership, but I think that that's there. I think the focus has been on individual lives, which is controlled by one contract. As you know, that's United. The group, as you know, is controlled by many, many, many different organizations. And there have been no reduction in the group lives at all. And so I think if you look at the minimum, to use your term, I think that you can read the tea leaves that the group fits into that minimum.

Operator

Your next question comes from Mohan Naidu with Oppenheimer.

Mohan A. Naidu - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Donato, on the Walmart contract, do you still need to engage individual associates to sign on to the program? Or do you get to a minimum as you roll out -- roll it out in the summer then?

Adam C. Holland - Tivity Health, Inc. - CFO

Mohan, this is Adam. We're not going to get, like Donato said, into too many of the details of the arrangement, but it is a benefit-driven arrangement through Walmart, which is one of the country's largest self-insured employers. And so it's a little bit different take, and we think it's going to be certainly pushed by Walmart itself, part of their overall benefits package. And frankly, we think it's going to be a spear tip to other opportunities with other large self-insured plans in the United States that can benefit from the robust Prime network that we offer.

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

If I may just add to that. Remember, the -- keep Walmart to the side for a second. The other 2 contracts that we have within Prime, remember, the aggregation of those lives are from employers, and those plans aggregate those lives. The unique part about this one is we're dealing with the employer. We're dealing directly with the employer. And if you're following Walmart's commitment in terms of wellness of their population, and we were just recently on a panel with them at Harvard, they've made it very clear that they think that one of the most significant ambassadorship of promoting wellness is their employees themselves, 1.6 million. So there is -- there are a lot of antecedents on this particular arrangement that I think makes it different than the other 2.

Mohan A. Naidu - Oppenheimer & Co. Inc., Research Division - MD and Senior Analyst

Maybe just a separate question. We've been talking about the 5 million enrolled member target. That seems like a pretty big growth over the next couple of years. Is that still a target? And should we revisit that? And how comfortable are you with those targets right now?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Well, the good news is, I may say to you is that when I put that target out there, we had a lower blend, if you will, of hybrid versus PMPM. And I have been telegraphing this, and I realized -- or perhaps maybe I haven't been as clear, when I became CEO, it's amazing what you learn as CEO versus when you're Chairman of the Board, is that I saw this quintessential opportunity that having, if you will, a balance between PMPM and hybrid was not at all an alignment of incentives between this organization and our health plans. And the reason why now we're saying between 4.5 million to 5 million because the good news is there is a heavier weight now with hybrid. And that heavier weight means that when I advertise and when I push members to get enrolled, their going more often means that I'm going to get paid more often. And so it's now between 4.5 million to 5 million with the same financial modeling that we, in fact, scripted when we put 5 million out there. So I think with the media and everything else that we've done and the fact that it's proven out to be, in many respects, something we should have done 3 to 5 years ago, I think that we continue to maintain our commitment to getting there.

Operator

Operator Instructions) Your next question comes from Dave Styblo with Jefferies.

David Anthony Styblo - Jefferies LLC, Research Division - Equity Analyst

And maybe I'll come back to the nutrition plan outlook for this year and just get a better sense, Dawn, of -- you've had a very nice turnaround after taking the CEO seat, produced some very attractive revenue growth for several years, some challenges last year, some initial challenges this year. I guess, what gives you confidence that this can be an attractive growing business when there seems to be a whack-a-mole that might just pop up every so often? Maybe what did you learn over the last couple of years that you could do things a little bit differently either from a marketing spend campaign or if it's a product challenge just to get a better sense of how the market can get more comfortable about the visibility on this business over the longer term? And how do you think about growth over the longer term for the company?

Dawn M. Zier - Nutrisystem, Inc. - President, CEO & Director

Sure. I'd like to just start off by saying we're doing okay in each of the areas we talked about when we were talking about confidence for 2019. But we can do more. So again, we're excited about our 2019 product launches as they move forward. But there's a lot more we can do around different price points and configurations in food and nonfood. So I think that is a growth opportunity for us and something we're excited about. On the creative front, we overhauled our digital campaigns. And if you just take a look kind of before and after, you can see the amazing progress that we made there but, again, still more to come. We're seeing initial success with our social influencer campaigns, especially with the South Beach Diet program, and you we can expect to see us do more on this front. We've started rolling out brand ambassadors in January and more in February and expect to continue to roll out people. And then on television, as I've said, there are multiple creatives running that are geared to different audiences. Creative is about getting that right message to the right audience in a way that breaks through the noise. And the more we can fine-tune the messaging, the more we can target. For media deployment, it's really a balancing act between sources. We shifted more of our mix to digital, which is a good thing, and we see more opportunity on this front. Social media is working. We see this as an expansion opportunity. And again, I think we pulled back on TV perhaps a little too much in January, and we've been successfully able to layer back in. The final point, I think, is when we talk about the market in general, this is a large addressable market. And there are rooms for multiple players in it. So I think if we look at it, the

$10 billion to $15 billion addressable market, we're only a small part of it. So I think growth will come from those mechanisms. But also, I think, with the combined dealing that we haven't talked about revenue synergies, but one of the things that's really important to us is expanded reach and this 360 approach to reaching customers and having access. And I think there's a ton of opportunity with building out these relationships with the fitness plans as well as with the health plans. So I think with combo offers, with stand-alone offers, I think we're entering into a really transformative and exciting period as a combined entity. And I thank Donato for his vison around that.

David Anthony Styblo - Jefferies LLC, Research Division - Equity Analyst

Okay. And then maybe for the Tivity management, just to get a better sense of the guidance and what you might contemplate in there. If I add back the United or adjust for that, it looks like revenue growth is about 5.5% for 2019. What that -- I guess, technically, that captures your mid-single-digit to high single-digit previous range. What levers might bring that up higher from here? For example, are you guys thinking about the benefits to the TV advertising campaign that has been going on? Any impact from the new Walmart relationship, just to give us a sense of how conservative or aggressive the outlook would be for this year on a stand-alone basis?

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Well, I think you've identified a number of them. And quite honestly, my favorite philosophy, Yogi Berra said, "You don't want to make the wrong mistake." And I think that we are taking a conservative approach here. And I think that you've identified a number of the areas that, quite frankly, we see as an upside. The media, certainly, as I stated in my prepared remarks, it's kind of beaten our expectations, but let's -- let it play out just because they're checking on eligibility, you want to make sure now that they're actually signing up. And we have metrics and algorithms that have definitely, in the past, given credence to that. The territory managers, that has been a significant hit in the 2018 season and continues to be a very strong momentum in terms of a growth lever. The digital, the opportunity that we are going to now -- I get asked the question, how are you going to monetize loneliness? Well, let me just kind of reveal a secret. We have been getting paid for people to show up at these fitness centers and maybe just go to the community centers, and we are now advancing that forward and putting that on steroids. The opportunity with flip50. We've launched that this quarter, and we're continuing. And we are getting sign-ups, and we're continuing to invest there. So there's an opportunity. Walmart, you're absolutely correct on the Walmart and if we could launch that earlier than what we are planning. So those are the growth levers that we continue. And quite honestly, working with Dawn, with respect to some of the areas that she can help us with media, we are a consumer business. I think that we have been fooling ourselves to say we are simply a member business, we are not, we're in the consumer business.

 David Anthony Styblo - Jefferies LLC, Research Division - Equity Analyst

So to recap or -- I mean, can you give us a sense then like are you talking about Walmart and some of those impacts being in guidance right to some extent, and the upside is if you launch earlier? Or is -- are none of the potential levers there in the numbers?

Adam C. Holland - Tivity Health, Inc. - CFO

I think the marketing enrollment is probably the biggest lever of upside. And then just -- it's just so early. Our enrollment season really runs strong through April of every year. And so if we can keep the momentum that we've seen in January and continue to add on, there are certainly some upside potential to the SilverSneakers visit profile on revenue. The Walmart is probably -- there's a modest assumption in there inside this guidance, launching in late summer. There's always potential for that. I wouldn't count on that as the biggest lever. I would point back to the digital and TV affecting the first 4 or 5 months of the year.

Operator

There are no further questions at this time. This concludes today's conference call. You may now disconnect.

Donato J. Tramuto - Tivity Health, Inc. - CEO & Director

Thank you. Make it a great evening, everyone.

NOTE ON FORWARD LOOKING STATEMENTS

This communication contains certain statements that are “forward-looking” statements within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  These forward-looking statements are based upon current expectations and include all statements that are not historical statements of fact and those regarding the intent, belief or expectations, including, without limitation, statements that are accompanied by words such as “will,” “expect,” “outlook,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” or other similar words, phrases or expressions and variations or negatives of these words. These forward-looking statements include, but are not limited to, statements regarding the proposed merger (the “proposed transaction”), integration and transition plans, synergies, opportunities and anticipated future performance.  Readers of this communication should understand that these statements are not guarantees of performance or results. Many risks and uncertainties could affect actual results and cause them to vary materially from the expectations contained in the forward-looking statements.

These risks and uncertainties include, among other things: the timing and likelihood of, and any conditions or requirements imposed in connection with, obtaining required stockholder or regulatory approval of the proposed transaction; the possibility that the closing conditions to the proposed transaction may not be satisfied or waived; delay in closing the proposed transaction or the possibility of non-consummation of the proposed transaction; the risk that expected benefits, synergies and growth opportunities of the proposed transaction may not be achieved in a timely manner or at all, including that the proposed transaction may not be accretive within the expected timeframe or to the extent anticipated; the occurrence of any event that could give rise to termination of the merger agreement; the risk that stockholder litigation in connection with the proposed transaction may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; the risk that Tivity Health and Nutrisystem will be unable to retain or hire key personnel; the ability to successfully integrate Nutrisystem’s business with Tivity Health following the closing; the risk that the significant indebtedness incurred to fund the purchase price may limit Tivity Health’s ability to adapt to changes in the economy or market conditions, expose the company to interest rate risk for the variable rate indebtedness and require a substantial portion of cash flows from operations to be dedicated to the payment of indebtedness; and the risk that disruption from the proposed transaction may adversely affect Tivity Health’s and Nutrisystem’s business and their respective relationships with customers, vendors or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to both Tivity Health’s and Nutrisystem’s filings with the Securities and Exchange Commission (“SEC”). Except as required by law, neither Tivity Health nor Nutrisystem undertakes any obligation to update forward-looking statements made by it to reflect new information, subsequent events or circumstances.

Important Additional Information and Where to Find It

In connection with the proposed transaction, on January 14, 2019, Tivity Health filed with the SEC an amendment to the registration statement on Form S-4 that was originally filed on January 7, 2019 (the “registration statement”), which includes a proxy statement of Nutrisystem and that also constitutes a prospectus of Tivity Health (the “proxy statement/prospectus”) in preliminary form. The registration statement became effective on February 3, 2019 and Nutrisystem commenced mailing the definitive proxy statement/prospectus to its stockholders on or about February 4, 2019. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT INFORMATION FILED AND TO BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT TIVITY HEALTH, NUTRISYSTEM AND THE PROPOSED TRANSACTION. The registration statement and other documents filed by Tivity Health with the SEC may be obtained free of charge at Tivity Health’s website at http://www.tivityhealth.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Tivity Health by requesting them by mail at Tivity Health, Inc., 701 Cool Springs Boulevard, Franklin, Tennessee 37067, Attention: Investor Relations, or by telephone at (615) 614-4576. The proxy statement/prospectus and other documents filed by Nutrisystem with the SEC may be obtained free of charge at Nutrisystem’s website at http://www.nutrisystem.com or at the SEC’s website at http://www.sec.gov. These documents may also be obtained free of charge from Nutrisystem by requesting them by mail at Nutrisystem, Inc., 600 Office Center Drive, Fort Washington, Pennsylvania 19034, Attention: Investor Relations, or by telephone at (646) 277-1254.

Participants in Solicitation

Tivity Health and Nutrisystem and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Tivity Health’s directors and executive officers is available in Tivity Health’s proxy statement for Tivity Health’s 2018 annual meeting of stockholders filed with the SEC on April 13, 2018 on Schedule 14A. Information about Nutrisystem’s directors and executive officers is available in Nutrisystem’s proxy statement for Nutrisystem’s 2018 annual meeting of stockholders filed with the SEC on March 26, 2018 on Schedule 14A. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the definitive proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the transaction when they become available. Investors should read the definitive proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Tivity Health or Nutrisystem as indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.